

VIA FACSIMILE AND U.S. MAIL

June 27, 2006

Ms. Carol P. Lowe
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

> **RE:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-9278**

Dear Ms. Lowe:

We have reviewed your letter dated June 16, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2005 Compared to 2004

Consolidated Results of Continuing Operations, page 20

2. We have read your response to comment two from our letter dated May 18, 2006. We note that your discussion of gross margin is intended to provide the reader with a macro overview of significant trends. However, you should provide a more detailed analysis of the business reasons for the changes between periods in your total gross profit. Please attempt to quantify or at least discuss the business reasons for the changes discussed. You indicate that management utilizes various measures and metrics to support significant trends. These various measures and metrics might also provide the reader with a better understanding of your significant trends through the eyes of management. For example, you may attempt to discuss the increase in selling prices by indicating how much your selling prices have increased year over year or by showing your average selling price from the prior year as compared to the current year, if practical. Please revise your MD&A accordingly. Please show us what your revised MD&A for 2005 compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Financial Statements

Note 20 – Segment Information, page 74

3. We have read your response to comment six from our letter dated May 18, 2006. You indicate that your management structure is comprised of three Group Presidents who report directly to the CEO and President, who is also the chief operating decision maker for Carlisle. You also indicate that the Group President is responsible for reviewing monthly operating results and has the authority to approve capital expenditures, operating budgets, forecasts and operating plans for the businesses included in the managed group. Your Group Presidents also present operating results, forecasts and strategic plans to the Carlisle Board of Directors. It remains unclear how you determined that the President and CEO is your sole chief operating decision maker, rather than being part of a group that performs this function, which includes your Group Presidents as well. Please explain why your Group Presidents should not be considered part of a group that constitutes the chief operating decision maker function. Refer to paragraphs 12 and 14 of SFAS 131.

4. You indicate that your CEO is your chief operating decision maker. You also indicate that your CEO discusses the performance of the operating group with each Group President. Please provide us with the financial information that is reviewed by your CEO as well as any other financial information that the Group

Presidents review. Please also provide us with any financial information reviewed by your board of directors as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief